Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2018 third-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2018 third-quarter results

On track to meet company-wide annual production and cost guidance

Tasiast Phase One commissioning complete; construction of U.S. and Russia projects on schedule

Toronto, Ontario – November 7, 2018 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third-quarter ended September 30, 2018.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2018 third-quarter highlights:

•	Production[1]: 586,260 gold equivalent ounces (Au eq. oz.), compared with 653,993 Au eq. oz. in Q3 2017.
•	Gold equivalent ounces sold: 618,463 Au eq. oz. compared with 638,659 Au eq. oz. sold in Q3 2017.
•	Revenue: $753.9 million, compared with $828.0 million in Q3 2017.
•	Production cost of sales[2]: $777 per Au eq. oz., compared with $662 in Q3 2017.
•	All-in sustaining cost[2]: $1,049 per Au eq. oz. sold, compared with $937 in Q3 2017. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,046 in Q3 2018, compared with $927 in Q3 2017.
•	Operating cash flow: $127.2 million, compared with $197.7 million in Q3 2017.
•	Adjusted operating cash flow[2]: $143.2 million, compared with $320.8 million in Q3 2017.
•	Reported net earnings/loss[3]: loss of 104.4 million, or $0.08 per share, compared with net earnings of $60.1 million, or $0.05 per share, in Q3 2017.
•	Adjusted net earnings/loss[2,3]: loss of $48.4 million, or $0.04 per share, compared with adjusted net earnings of $84.1 million, or $0.07 per share, in Q3 2017.
•	Organic projects and development opportunities:
o	Tasiast expansion: Phase One SAG mill commissioning has been completed. The Company continues to assess alternative throughput approaches to expand Tasiast and advanced discussions with the Government of Mauritania. Kinross also advanced project financing activities during the quarter.
o	Round Mountain Phase W project: On schedule and on budget, with initial ore expected in mid-2019.
o	Fort Knox Gilmore project: On schedule and on budget, with initial production expected in early 2020.
o	Bald Mountain Vantage Complex project: On schedule and on budget, as stripping and stacking on the new heap leach pad have now commenced. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain Exploration Joint Venture that it did not already own from Barrick Gold for consideration including $15.5 million in cash and a 1.25% net smelter royalty, giving Kinross 100% ownership of the entire Bald Mountain land package.
o	Russia satellite projects: The Moroshka project was completed as production commenced at the high-grade deposit located near Kupol. Development at Dvoinoye Zone 1 is proceeding as planned.
o	Chile projects: The La Coipa Restart project feasibility study remains on schedule to be completed in the second half of 2019, with permitting now complete for the project. The Lobo Marte scoping study also remains on schedule, and is expected to be completed in the first half of 2019.
•	Outlook: Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz. of $730 (+/- 5%) and all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018. Total capital expenditures are forecast to be approximately $1,075 million (+/- 5%).
•	Balance sheet: As of September 30, 2018, Kinross had cash and cash equivalents of $470.1 million and available credit of $1,554.3 million, for total liquidity of approximately $2.0 billion, and no debt maturities until 2021.
•	Board Chair update: John Oliver has announced he will retire from his role as Board Chair effective December 31, 2018. Catherine McLeod-Seltzer, a Board member since 2005, has been appointed the new Independent Chair effective January 1, 2019.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2018 third-quarter results:

“During the first nine months of 2018, our global portfolio of mines achieved solid production and generated robust cash flow. Our Nevada, Brazil, Ghana and Russia operations performed well during the quarter and we remain on track to meet our company-wide production and cost guidance for the year.

“Commissioning of the new SAG mill for the Tasiast Phase One expansion has been completed. Performance at Tasiast is expected to further improve in the fourth quarter, as the mine delivered record monthly production in October and began mining higher grade ore. We also continue to advance discussions with the Government of Mauritania regarding our operations in the country and have now signed mandate letters with Export Development Canada (EDC) and the International Finance Corporation (IFC), a division of the World Bank, regarding project financing.

“Construction at our U.S. projects – Round Mountain Phase W and Bald Mountain Vantage Complex in Nevada and Fort Knox Gilmore in Alaska – remain on schedule and on budget as we continue to solidify our production footprint in the country. In Russia, the Moroskha project was completed and production commenced at the high-grade satellite deposit near Kupol, while our studies assessing a return to long-term production in Chile are proceeding well.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2018	2017	2018	2017
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	591,928	660,564	1,859,789	2,038,797
Sold(c)	623,854	645,235	1,891,811	1,987,113

Attributable gold equivalent ounces(a)
Produced(c)	586,260	653,993	1,842,246	2,020,823
Sold(c)	618,463	638,659	1,874,236	1,968,189

Financial Highlights
Metal sales	$753.9	$828.0	$2,426.1	$2,492.7
Production cost of sales	$484.6	$427.5	$1,384.1	$1,342.9
Depreciation, depletion and amortization	$204.7	$207.6	$588.1	$629.1
Operating earnings (loss)	$(48.8)	$80.1	$175.4	$233.6
Net earnings (loss) attributable to common shareholders	$(104.4)	$60.1	$4.1	$227.8
Basic earnings (loss) per share attributable to common shareholders	$(0.08)	$0.05	$0.00	$0.18
Diluted earnings (loss) per share attributable to common shareholders	$(0.08)	$0.05	$0.00	$0.18
Adjusted net earnings (loss) attributable to common shareholders(b)	$(48.4)	$84.1	$114.6	$162.4
Adjusted net earnings (loss) per share(b)	$(0.04)	$0.07	$0.09	$0.13
Net cash flow provided from operating activities	$127.2	$197.7	$605.2	$585.2
Adjusted operating cash flow(b)	$143.2	$320.8	$738.4	$802.5
Capital expenditures	$276.4	$204.7	$770.4	$584.3
Average realized gold price per ounce(d)	$1,209	$1,283	$1,283	$1,254
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$777	$663	$732	$676
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$777	$662	$731	$674
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$768	$645	$719	$658
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,046	$927	$960	$924
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,049	$937	$967	$933
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,360	$1,155	$1,270	$1,117
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,356	$1,158	$1,270	$1,121

(1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(2)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 17 of this news release.
(3)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2018 was 80.80:1 (third quarter of 2017 - 75.91:1). The ratio for the first nine months of 2018 was 79.65:1 (first nine months of 2017 - 72.94:1).
(4)	The definition of this non-GAAP financial measure is included on pages 13 to 17 of this news release.

p. 2 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on third quarter 2018 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 586,260 attributable Au eq. oz. in Q3 of 2018, compared with 653,993 Au eq. oz. in Q3 2017.

Gold equivalent ounces sold: Kinross sold 618,463 Au eq. oz. in Q3 2018, which was higher than production during the quarter due to timing, but less than the 638,659 Au eq. oz. sold in Q3 2017 due to lower production.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $777 for Q3 2018, compared with $662 for Q3 2017, mainly as a result of higher cost of sales per ounce sold at Fort Knox, Tasiast and Kupol.

Production cost of sales per Au oz. on a by-product basis2 was $768 in Q3 2018, compared with $645 in Q3 2017, based on Q3 2018 attributable gold sales of 605,244 ounces and attributable silver sales of 1,068,248 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,049 in Q3 2018, compared with $937 in Q3 2017. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,046 in Q3 2018, compared with $927 in Q3 2017.

Revenue: Revenue from metal sales was $753.9 million in the third quarter of 2018, compared with $828.0 million during the same period in 2017, due to a decrease in gold equivalent ounces sold and the average realized gold price.

Average realized gold price4: The average realized gold price in Q3 2018 was $1,209 per ounce, compared with $1,283 per ounce in Q3 2017.

Margins: Kinross’ attributable margin was $432 per Au eq. oz. sold5 for Q3 2018, compared with $621 per Au eq. oz. sold in Q3 2017.

Operating cash flow: Net operating cash flow was $127.2 million for the third quarter of 2018, compared with $197.7 million for Q3 2017.

Adjusted operating cash flow2 was $143.2 million for Q3 2018, compared with $320.8 million for Q3 2017.

Earnings/loss: Reported net loss3 was $104.4 million, or $0.08 per share, for Q3 2018, compared with earnings of $60.1 million, or $0.05 per share, in Q3 2017. The decrease was mainly a result of lower margins and an increase in income tax expense.

Adjusted net loss2,3 was $48.4 million, or $0.04 per share, for Q3 2018, compared with adjusted net earnings of $84.1 million, or $0.07 per share, for Q3 2017.

Capital expenditures: Capital expenditures increased to $276.4 million for Q3 2018, compared with $204.7 million for the same period last year, mainly due to increased spending at Round Mountain and Bald Mountain.

Operating results

Mine-by-mine summaries for 2018 third-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Americas

Round Mountain continued its consistent performance, with production in line and cost of sales per ounce sold lower compared with the previous quarter mainly due to a decrease in operating waste mined and the timing of ounces processed through the mill. Production was lower and cost of sales per ounce sold was higher year-over-year primarily due to lower mill grade, as the mine achieved the highest mill grades since 2003 during Q3 2017. The site experienced a wall failure in the southwest corner of the pit, which the Company does not expect to significantly impact production or the Phase W project.

At Bald Mountain, production was down year-over-year mainly due to fewer tonnes and lower grade ore placed on the heap leach pads and was in line quarter-over-quarter. Gold sales were higher compared with the previous quarter and year-over-year mainly due to timing of sales. Cost of sales per ounce sold decreased year-over-year as a result of less operating waste mined and was higher quarter-over-quarter mainly due to an increase in operating waste mined.

At Fort Knox, production was lower year-over-year largely due to the impact of the pit wall slide in Q1 2018 and higher than average amount of rainfall in the area which affected geotechnical stability during the quarter. In addition, production was lower compared with the previous quarter mainly due to lower mill grades and fewer tonnes of ore processed on the heap leach pads. Cost of sales per ounce sold was higher compared with the previous quarter and prior year primarily due to the decline in mill grades and lower gold equivalent ounces sold. Additionally, cost of sales per ounce was higher compared with Q3 2017 due to an increase in operating waste mined. Fort Knox production and costs are expected to be at similar levels in Q4 2018.

Paracatu continued to perform well in Q3 2018, with increased production compared with the second quarter due to timing of ounces processed through the mill and slightly higher grades and recoveries. Production was significantly higher year-over-year as mining and processing activities were curtailed in Q3 2017 due to lower than average rainfall in the region. Cost of sales per ounce sold was lower compared with the previous quarter and year-over-year due to lower power costs as a result of the acquisition of the power plants in Q3 2018 and favourable foreign exchange movements.

At Maricunga, production decreased compared with the previous quarter and Q3 2017 as the rinsing of ore placed on the heap leach pads prior to the suspension of mining activities ramped down. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year mainly due to timing of gold sales.

Russia

The region performed well in Q3 2018, as Kupol and Dvoinoye production increased compared with the previous quarter mainly due to higher grades. Compared with Q3 2017, production decreased mainly due to planned mining of lower grade ore. Cost of sales per ounce sold increased quarter-over-quarter mainly due to higher reagent costs, and increased year-over-year mainly due to lower grades and high operating waste mined, partially offset by favourable foreign exchange movements.

West Africa

At Tasiast, commissioning of the new SAG mill was completed during the quarter as the ramp-up of throughput advanced well and was consistently at nameplate capacity by the end of the quarter. Production increased quarter-over-quarter as the mill achieved higher throughput with the completion of Phase One commissioning. Production decreased year-over-year mainly due to lower mill grades as a result of delays in the mine plan to access higher grade material. Cost of sales per ounce sold increased quarter-over-quarter and year-over-year mainly due to higher fuel and maintenance costs. An increase in operating waste mined and lower gold equivalent ounces sold also contributed to the higher year-over-year cost of sales. Tasiast performance is expected to further improve in the fourth quarter, with the mine achieving record monthly production in October as mining moved to higher grade areas of the pit.

Chirano continued to perform well, with production largely in line with Q2 2018 due to strong mill performance. Production decreased year-over-year primarily due to anticipated lower grades. Cost of sales per ounce sold was in line quarter-over-quarter and higher year-over-year due to fewer ounces sold, partially offset by lower labour, power and maintenance costs. Exploration activities focused on potential incremental additions to mine life continue to show promising results.

p. 4 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Organic development projects and opportunities

Tasiast expansion update

Kinross continues to analyze alternative approaches to incrementally expand throughput at the Tasiast mine after pausing activities at the Phase Two project. The Company also continues to advance its discussions with the Government of Mauritania regarding its activities in the country, including agreeing to a process with the Minister of Petroleum, Energy and Mines to facilitate a resolution of the matter raised in the letter received from the Government in May 2018. The Company’s evaluation of alternative throughput approaches, and a decision on the next steps for Phase Two, are subject to the ongoing engagement with the Government.

Kinross has also advanced the approximately $300 million in project financing it is targeting for Tasiast. During the third quarter, the Company signed a mandate letter with EDC, indicating their interest in the financing, subject to further due diligence. This was in addition to a mandate letter signed with the IFC, a division of the World Bank, in Q2 2018. Meetings with EDC, IFC and their technical advisors were conducted during the quarter, followed by a due diligence site visit in early Q4 2018 that included meetings with relevant Mauritanian government Ministers and officials. Commercial banks continue to express interest in the financing.

Round Mountain Phase W

The Round Mountain Phase W project is progressing on schedule and on budget, with pre-stripping advancing well and initial Phase W ore expected to be encountered in mid-2019. Detailed engineering of all major infrastructure is now complete and construction of the vertical carbon-in-column (VCIC) plant is proceeding well, with supporting concrete work nearing completion. Construction of the new heap leach pad has commenced and is now 20% complete, with construction of project infrastructure such as the truck shop, warehouse, wash bay and fueling area proceeding as planned.

Fort Knox Gilmore project

The Fort Knox Gilmore project is progressing on schedule and on budget, with initial production expected in early 2020. Preparations for major construction of the new heap leach pad, which includes grading, is proceeding well. Drilling and expansion of the dewatering system has begun to prepare for the expected start of stripping in mid-2019. Engineering is now essentially complete.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is proceeding well and is on schedule and on budget. Stripping and stacking of economic but previously leached ore on the new heap leach pad have commenced. Commissioning of the heap leach and processing facilities is expected to begin in Q1 2019, with ore from the Vantage Complex expected to be encountered by year-end. Engineering is now complete and initial construction and concrete work has begun for the truck shop, wash bay and the VCIC plant.

On October 2, 2018, KG Mining (Bald Mountain) Inc., a subsidiary of the Company, completed a transaction with Barrick Gold to acquire the remaining 50% interest in the Bald Mountain Exploration Joint Venture that it did not already own for consideration including $15.5 million in cash and a 1.25% net smelter royalty. The Company now owns 100% of the Bald Mountain property, the largest private mining land package in the U.S.

Russia satellite deposits

The Moroshka project has been completed, as production commenced in October at the high-grade satellite deposit located approximately four kilometres east of Kupol. At the Dvoinoye Zone 1 deposit, mine and surface infrastructure is nearly complete and development is continuing as scheduled, with production expected to commence in mid-2019.

p. 5 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chile projects

The feasibility study for the La Coipa Restart project and the scoping study for the Lobo Marte project both remain on schedule to be completed in the second half of 2019 and the first half of 2019 respectively. Permitting for the La Coipa Restart project has now been completed, as the Company received final sectoral permits for the Phase 7 deposit in the third quarter. Engineering firms have been selected and have commenced work on the studies.

The Company is evaluating both projects for a return to long-term production in Chile and assessing the potential to share resources and leverage synergies between the projects, which are located approximately 80 kilometres apart. The La Coipa Restart feasibility study is contemplating refurbishments of the existing plant and infrastructure, and the processing of high-grade materials from the Phase 7 deposit. The Lobo Marte scoping study is taking a refreshed look at the project and assessing optimum processing scenarios for the potential for a production start at the end of La Coipa’s mine life.

Balance sheet and financial flexibility

As of September 30, 2018, Kinross had cash and cash equivalents of $470.1 million, compared with $1,025.8 million at December 31, 2017, mainly due to capital expenditures at the Company’s development projects across its portfolio and the acquisition of two hydroelectric power plants in Brazil, partially offset by operating cash flow. The Company also had available credit of $1,554.3 million, for total liquidity of approximately $2.0 billion, and has no debt maturities until 2021.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

Kinross annual production guidance remains unchanged, as the Company expects to produce 2.5 million Au eq. oz. (+/- 5%) for the year. The Company is also on track to meet its 2018 full-year production cost of sales guidance of $730 per Au eq. oz. (+/- 5%) and all-in sustaining cost guidance of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis.

The Company expects to meet its 2018 capital expenditure forecast of approximately $1,075 million (+/- 5%), which includes sustaining capital of $355 million and non-sustaining capital of approximately $680 million.

Other operating costs are now expected to be approximately $130 million for 2018, compared with the previous guidance of approximately $100 million, mainly as a result of tax related items at Tasiast and pit wall slide related costs at Fort Knox.

Board Chair update

John Oliver, Kinross’ Independent Board Chair since 2002, has announced that he will retire from his role as Board Chair effective December 31, 2018. Catherine McLeod-Seltzer, a Board member since 2005, has been appointed the new Independent Chair of Kinross, effective January 1, 2019.

Mr. Oliver has made numerous significant contributions during his long and distinguished directorship at the Company. He has overseen strategy as Kinross grew and expanded to be one of the leading gold mining companies in the world. During his tenure, he also oversaw a number of key Board governance initiatives, including: a “refresh” of the Board; the development and implementation of various governance policies, such as Board diversity; and a restructuring of Board committees. These initiatives have addressed the evolving business needs of the Company to position it for future success in a more complex regulatory and operating environment. Mr. Oliver was also chair of the Human Resources and Compensation Committee and oversaw executive compensation and the development and successorship of senior management. Following a short transition period with the new Chairperson, Mr. Oliver will not stand for re-election at the 2019 Annual Meeting of Shareholders.

p. 6 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Ms. McLeod-Seltzer has extensive and proven leadership experience in the mining industry, having been a founder, Board member and Chief Executive Officer in numerous mineral companies. She is recognized for her financial expertise, ability to create growth-focused companies, and has been an instrumental part of many corporate transactions and mining ventures. Ms. McLeod-Seltzer was named “Mining Man of the Year” by The Northern Miner in 1999; given the “Award for Performance” by the Association of Women in Finance in 1997; named on the Financial Post’s “Power 50”; has received the “Canada’s Most Powerful Women Top 100 Award”; and was named one of “100 Global Inspirational Women in Mining” in 2013 and 2016 by Women In Mining (UK).

“We are pleased that Catherine will take on the role of Independent Chair and look forward to her guidance and stewardship as we continue to build on Kinross’ strong foundation and responsibly deliver on our strategy to create value for all our stakeholders,” said J. Paul Rollinson, President and CEO. “On behalf of the Board and Kinross management, I would like to extend a sincere thank you to John for his leadership and deep commitment to the Company. John has been an important part of Kinross for more than 20 years and has overseen Kinross’ tremendous growth during his chairmanship.”

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 8, 2018 at 8:00 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 7793997

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 7793997

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 7793997

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 7793997

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2018 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2018 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	51,984	101,047	52,197	101,077	$53.0	$64.8	$1,015	$641
Round Mountain	94,153	120,743	96,496	120,944	69.0	75.7	715	626
Bald Mountain	72,560	80,677	90,931	67,598	53.4	46.7	587	691
Kettle River - Buckhorn	-	17,132	-	17,385	-	10.3	-	592
Paracatu	126,515	46,971	125,700	53,076	97.6	53.0	776	999
Maricunga	10,808	20,463	30,442	14,129	22.4	8.1	736	573
Americas Total	356,020	387,033	395,766	374,209	295.4	258.6	746	691

Kupol	125,870	145,759	123,624	142,821	81.3	74.8	658	524
Russia Total	125,870	145,759	123,624	142,821	81.3	74.8	658	524

Tasiast	53,363	62,065	50,549	62,448	66.2	46.1	1,310	738
Chirano (100%)	56,675	65,707	53,915	65,757	41.7	48.0	773	730
West Africa Total	110,038	127,772	104,464	128,205	107.9	94.1	1,033	734

Operations Total	591,928	660,564	623,854	645,235	484.6	427.5	777	663
Less Chirano non-controlling interest (10%)	(5,668)	(6,571)	(5,391)	(6,576)	(4.1)	(4.8)
Attributable Total	586,260	653,993	618,463	638,659	$480.5	$422.7	$777	$662

Nine months ended September 30,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	203,375	285,933	204,148	287,055	$165.3	$181.2	$810	$631
Round Mountain	288,886	338,683	289,709	333,853	207.6	220.9	717	662
Bald Mountain	237,435	177,635	249,803	163,553	127.2	121.9	509	745
Kettle River - Buckhorn	-	72,664	927	73,138	-	36.4	-	498
Paracatu	375,941	293,936	371,022	293,408	313.9	250.4	846	853
Maricunga	52,840	72,088	70,560	30,115	49.6	13.0	703	432
Americas Total	1,158,477	1,240,939	1,186,169	1,181,122	863.6	823.8	728	697

Kupol	366,469	435,150	370,427	435,489	219.5	227.1	593	521
Russia Total	366,469	435,150	370,427	435,489	219.5	227.1	593	521

Tasiast	159,417	182,966	159,461	181,263	167.8	135.2	1,052	746
Chirano (100%)	175,426	179,742	175,754	189,239	133.2	156.8	758	829
West Africa Total	334,843	362,708	335,215	370,502	301.0	292.0	898	788

Operations Total	1,859,789	2,038,797	1,891,811	1,987,113	1,384.1	1,342.9	732	676
Less Chirano non-controlling interest (10%)	(17,543)	(17,974)	(17,575)	(18,924)	(13.3)	(15.7)
Attributable Total	1,842,246	2,020,823	1,874,236	1,968,189	$1,370.8	$1,327.2	$731	$674

p. 8 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	$470.1	$1,025.8
Restricted cash	12.5	12.1
Accounts receivable and other assets	191.3	91.3
Current income tax recoverable	35.7	43.9
Inventories	1,047.7	1,094.3
Unrealized fair value of derivative assets	17.3	17.0
	1,774.6	2,284.4
Non-current assets
Property, plant and equipment	5,385.5	4,887.2
Goodwill	162.7	162.7
Long-term investments	154.8	188.0
Investments in joint ventures	24.3	23.7
Unrealized fair value of derivative assets	8.4	3.9
Other long-term assets	628.9	574.0
Deferred tax assets	30.0	33.3
Total assets	$8,169.2	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$456.2	$482.6
Current income tax payable	27.3	35.1
Current portion of provisions	36.3	66.5
Current portion of unrealized fair value of derivative liabilities	28.0	1.1
Deferred payment obligation	30.0	-
	577.8	585.3
Non-current liabilities
Long-term debt	1,734.4	1,732.6
Provisions	849.0	830.5
Unrealized fair value of derivative liabilities	13.7	0.2
Other long-term liabilities	139.9	133.8
Deferred tax liabilities	277.0	255.6
Total liabilities	3,591.8	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,913.4	$14,902.5
Contributed surplus	236.4	240.7
Accumulated deficit	(10,520.3)	(10,580.7)
Accumulated other comprehensive income (loss)	(73.6)	21.1
Total common shareholders' equity	4,555.9	4,583.6
Non-controlling interest	21.5	35.6
Total equity	4,577.4	4,619.2
Total liabilities and equity	$8,169.2	$8,157.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,250,228,821	1,247,003,940

p. 9 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Revenue
Metal sales	$753.9	$828.0	$2,426.1	$2,492.7

Cost of sales
Production cost of sales	484.6	427.5	1,384.1	1,342.9
Depreciation, depletion and amortization	204.7	207.6	588.1	629.1
Total cost of sales	689.3	635.1	1,972.2	1,972.0
Gross profit	64.6	192.9	453.9	520.7
Other operating expense	46.7	55.1	101.5	116.3
Exploration and business development	32.5	26.1	76.8	72.0
General and administrative	34.2	31.6	100.2	98.8
Operating earnings (loss)	(48.8)	80.1	175.4	233.6
Other income (expense) - net	(2.6)	(1.2)	5.1	123.5
Equity in losses of joint ventures and associate	(0.2)	(0.1)	(0.4)	(1.0)
Finance income	2.5	3.3	9.1	9.4
Finance expense	(22.1)	(32.3)	(73.7)	(89.3)
Earnings (loss) before tax	(71.2)	49.8	115.5	276.2
Income tax recovery (expense) - net	(34.1)	10.3	(112.5)	(50.6)
Net earnings (loss)	$(105.3)	$60.1	$3.0	$225.6
Net earnings (loss) attributable to:
Non-controlling interest	$(0.9)	$-	$(1.1)	$(2.2)
Common shareholders	$(104.4)	$60.1	$4.1	$227.8
Earnings (loss) per share attributable to common shareholders

Basic	$(0.08)	$0.05	$0.00	$0.18
Diluted	$(0.08)	$0.05	$0.00	$0.18

Weighted average number of common shares outstanding (millions)
Basic	1,250.2	1,247.0	1,249.2	1,246.5
Diluted	1,250.2	1,257.1	1,258.7	1,256.5

p. 10 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss)	$(105.3)	$60.1	$3.0	$225.6
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	204.7	207.6	588.1	629.1
Gain on disposition of associate and other interests - net	-	-	-	(11.0)
Reversal of impairment charges	-	-	-	(97.0)
Equity in losses of joint ventures and associate	0.2	0.1	0.4	1.0
Share-based compensation expense	3.7	3.5	11.2	10.1
Finance expense	22.1	32.3	73.7	89.3
Deferred tax expense (recovery)	7.8	3.7	35.1	(13.5)
Foreign exchange losses (gains) and other	10.0	1.6	26.9	(45.0)
Reclamation expense	-	11.9	-	13.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(74.0)	(76.5)	(118.1)	(33.4)
Inventories	15.9	(60.7)	14.1	(65.8)
Accounts payable and accrued liabilities	65.0	46.1	49.0	28.3
Cash flow provided from operating activities	150.1	229.7	683.4	731.6
Income taxes paid	(22.9)	(32.0)	(78.2)	(146.4)
Net cash flow provided from operating activities	127.2	197.7	605.2	585.2

Investing:
Additions to property, plant and equipment	(276.4)	(204.7)	(770.4)	(584.3)
Acquisition	(253.7)	-	(288.8)	-
Net additions to long-term investments and other assets	(6.0)	(32.9)	(36.2)	(48.0)
Net proceeds from the sale of property, plant and equipment	0.8	1.5	4.8	6.3
Net proceeds from disposition of associate and other interests	-	-	-	267.5
Decrease (increase) in restricted cash	(0.3)	0.4	(0.4)	(0.7)
Interest received and other	1.5	1.9	6.5	5.2
Net cash flow used in investing activities	(534.1)	(233.8)	(1,084.5)	(354.0)
Financing:
Issuance of common shares on exercise of options	-	-	0.5	0.8
Proceeds from issuance of debt	80.0	494.7	80.0	494.7
Repayment of debt	(80.0)	(500.0)	(80.0)	(500.0)
Interest paid	(27.8)	(28.4)	(57.8)	(62.9)
Dividend paid to non-controlling interest	(13.0)	-	(13.0)	-
Other	(1.8)	(1.1)	(1.9)	(1.6)
Net cash flow used in financing activities	(42.6)	(34.8)	(72.2)	(69.0)
Effect of exchange rate changes on cash and cash equivalents	0.9	1.7	(4.2)	2.9
Increase (decrease) in cash and cash equivalents	(448.6)	(69.2)	(555.7)	165.1
Cash and cash equivalents, beginning of period	918.7	1,061.3	1,025.8	827.0
Cash and cash equivalents, end of period	$470.1	$992.1	$470.1	$992.1

p. 11 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2018	100	5,306	2,718	3,262	0.42	0.19	81%	51,984	52,197	$ 53.0	$ 1,015	$ 32.6	$ 26.0
		Q2 2018	100	4,620	3,106	4,279	0.44	0.18	80%	71,463	72,340	70.1	$ 969	16.8	38.8
		Q1 2018	100	9,075	3,110	5,839	0.70	0.20	82%	79,928	79,611	42.2	$ 530	9.6	23.0
		Q4 2017	100	8,276	3,239	4,464	0.96	0.23	82%	95,182	94,724	58.7	$ 620	27.3	23.6
		Q3 2017	100	7,490	3,228	6,088	0.78	0.26	81%	101,047	101,077	64.8	$ 641	25.4	20.5
	Round Mountain	Q3 2018	100	5,023	980	4,410	1.43	0.42	82%	94,153	96,496	$ 69.0	$ 715	$ 47.1	$ 12.7
		Q2 2018	100	4,721	853	4,361	1.44	0.37	86%	97,650	95,432	72.0	$ 754	43.6	13.9
		Q1 2018	100	7,893	832	8,175	1.62	0.28	86%	97,083	97,781	66.6	$ 681	26.4	14.8
		Q4 2017	100	5,429	864	4,201	1.46	0.46	84%	98,249	104,198	81.6	$ 783	66.2	15.3
		Q3 2017	100	6,906	865	5,177	1.73	0.50	81%	120,743	120,944	75.7	$ 626	14.7	34.9
	Bald Mountain (8)	Q3 2018	100	7,106	-	5,806	-	0.38	nm	72,560	90,931	$ 53.4	$ 587	$ 44.2	$ 29.3
		Q2 2018	100	7,109	-	7,109	-	0.48	nm	71,435	60,730	27.7	$ 456	44.9	20.8
		Q1 2018	100	5,333	-	5,333	-	0.38	nm	93,440	98,142	46.1	$ 470	20.4	27.2
		Q4 2017	100	5,691	-	5,691	-	0.72	nm	105,080	99,363	47.0	$ 473	46.6	28.6
		Q3 2017	100	7,090	-	7,105	-	1.09	nm	80,677	67,598	46.7	$ 691	12.6	24.6
	Kettle River- Buckhorn	Q3 2018	100	-	-	-	-	-	0%	-	-	$ -	$ -	$ -	$ -
		Q2 2018	100	-	-	-	-	-	0%	-	-	-	$ -	-	-
		Q1 2018	100	-	-	-	-	-	0%	-	927	-	$ -	-	-
		Q4 2017	100	-	-	-	-	-	0%	3,906	3,949	0.4	$ 101	-	-
		Q3 2017	100	-	43	-	4.36	-	67%	17,132	17,385	10.3	$ 592	-	0.1
	Paracatu	Q3 2018	100	12,565	13,547	-	0.38	-	76%	126,515	125,700	$ 97.6	$ 776	$ 25.1	$ 42.2
		Q2 2018	100	11,677	14,074	-	0.37	-	75%	121,226	117,043	100.4	$ 858	23.7	30.8
		Q1 2018	100	11,988	13,041	-	0.36	-	77%	128,200	128,279	115.9	$ 903	15.5	34.2
		Q4 2017	100	6,895	8,331	-	0.40	-	75%	66,023	62,843	59.8	$ 952	32.5	26.2
		Q3 2017	100	227	4,067	-	0.42	-	69%	46,971	53,076	53.0	$ 999	32.6	30.6
	Maricunga (8)	Q3 2018	100	-	-	-	-	-	nm	10,808	30,442	$ 22.4	$ 736	$ -	$ 1.1
		Q2 2018	100	-	-	-	-	-	nm	19,866	17,764	11.7	$ 659	-	0.8
		Q1 2018	100	-	-	-	-	-	nm	22,166	22,354	15.5	$ 693	-	1.5
		Q4 2017	100	-	-	-	-	-	nm	19,039	11,201	6.9	$ 616	1.3	1.1
		Q3 2017	100	-	-	-	-	-	nm	20,463	14,129	8.1	$ 573	-	1.7
Russia	Kupol (3)(4)(6)	Q3 2018	100	412	439	-	8.69	-	95%	125,870	123,624	$ 81.3	$ 658	$ 22.0	$ 32.0
		Q2 2018	100	412	430	-	8.42	-	95%	120,418	124,179	73.6	$ 593	11.2	33.0
		Q1 2018	100	412	427	-	8.58	-	95%	120,181	122,624	64.6	$ 527	10.8	38.4
		Q4 2017	100	487	425	-	10.38	-	95%	145,301	141,518	73.8	$ 521	19.1	43.3
		Q3 2017	100	491	451	-	9.69	-	95%	145,759	142,821	74.8	$ 524	14.4	41.4
West Africa	Tasiast	Q3 2018	100	2,187	947	924	1.72	0.42	91%	53,363	50,549	$ 66.2	$ 1,310	$ 98.1	$ 29.1
		Q2 2018	100	966	750	755	1.88	0.29	91%	47,276	48,409	54.8	$ 1,132	101.4	18.9
		Q1 2018	100	1,786	736	279	2.26	0.36	93%	58,778	60,503	46.8	$ 774	157.8	19.0
		Q4 2017	100	2,534	807	318	2.28	0.69	92%	60,274	54,993	43.0	$ 782	119.3	17.8
		Q3 2017	100	2,139	764	576	2.42	0.67	93%	62,065	62,448	46.1	$ 738	93.8	16.7
	Chirano - 100%	Q3 2018	90	505	908	-	2.10	-	92%	56,675	53,915	$ 41.7	$ 773	$ 6.9	$ 30.8
		Q2 2018	90	458	873	-	2.23	-	92%	58,572	57,399	44.6	$ 777	5.0	31.4
		Q1 2018	90	523	885	-	2.34	-	92%	60,179	64,440	46.9	$ 728	6.4	33.3
		Q4 2017	90	496	878	-	2.52	-	92%	66,285	61,973	43.3	$ 699	10.9	32.5
		Q3 2017	90	456	886	-	2.51	-	92%	65,707	65,757	48.0	$ 730	7.7	34.8
	Chirano - 90%	Q3 2018	90	505	908	-	2.10	-	92%	51,007	48,524	$ 37.6	$ 775	$ 6.2	$ 27.7
		Q2 2018	90	458	873	-	2.23	-	92%	52,715	51,659	40.1	$ 776	4.5	28.3
		Q1 2018	90	523	885	-	2.34	-	92%	54,161	57,996	42.2	$ 728	5.8	30.0
		Q4 2017	90	496	878	-	2.52	-	92%	59,656	55,776	39.0	$ 699	9.8	29.3
		Q3 2017	90	456	886	-	2.51	-	92%	59,136	59,181	43.2	$ 730	6.9	31.3

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q3 2018: 72.38 g/t, 85.5%; Q2 2018: 68.65 g/t, 84%; Q1 2018: 69.35 g/t, 81.0%; Q4 2017: 81.85 g/t, 82.8%; Q3 2017: 81.50 g/t, 85.8%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2018: 80.80:1; Q2 2018: 79.00:1; Q1 2018: 79.25:1; Q4 2017: 76.22:1; Q3 2017: 75.91:1.
(6)	Dvoinoye ore processed and grade were as follows: Q3 2018: 106,918, 10.03 g/t; Q2 2018: 121,739, 9.22 g/t; Q1 2018: 103,369, 10.13 g/t; Q4 2017: 127,671 tonnes, 13.44 g/t; Q3 2017: 111,330 tonnes, 15.37 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 12 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Net Earnings (loss)
(in millions, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Net earnings (loss) attributable to common shareholders - as reported	$(104.4)	$60.1	$4.1	$227.8
Adjusting items:
Foreign exchange (gains) losses	2.7	2.7	(1.2)	5.1
Gain (loss) on disposition of associate and interests and other assets - net	0.8	(0.2)	0.9	(9.8)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	25.4	(12.1)	53.7	(10.9)
Brazil power plant acquisition related costs	3.4	-	3.4	-
Impairment reversal(a)	-	-	-	(97.0)
Taxes in respect of prior periods	3.6	9.9	23.6	39.0
Mine curtailment and suspension related costs	-	15.1	-	15.1
Reclamation and remediation expense	-	11.9	4.5	11.9
Tasiast Phase One commissioning costs	-	-	6.4	-
Fort Knox pit wall slide related costs	21.4	-	21.4	-
Chile weather event related costs	-	1.7	-	3.3
Insurance recoveries	-	-	-	(17.5)
Other(b)	-	-	0.9	1.2
Tax effect of the above adjustments	(1.3)	(5.0)	(3.1)	(5.8)
	56.0	24.0	110.5	(65.4)
Adjusted net earnings (loss) attributable to common shareholders	$(48.4)	$84.1	$114.6	$162.4
Weighted average number of common shares outstanding - Basic	1,250.2	1,247.0	1,249.2	1,246.5
Adjusted net earnings (loss) per share	$(0.04)	$0.07	$0.09	$0.13

(a)	During the nine months ended September 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(b)	“Other” includes non-hedge derivatives losses (gains).

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net cash flow provided from operating activities - as reported	$127.2	$197.7	$605.2	$585.2

Adjusting items:
Working capital changes:
Accounts receivable and other assets	74.0	76.5	118.1	33.4
Inventories	(15.9)	60.7	(14.1)	65.8
Accounts payable and other liabilities, including taxes	(42.1)	(14.1)	29.2	118.1
	16.0	123.1	133.2	217.3
Adjusted operating cash flow	$143.2	$320.8	$738.4	$802.5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.8)	(13.3)	(15.7)
Attributable production cost of sales	$480.5	$422.7	$1,370.8	$1,327.2

Gold equivalent ounces sold	623,854	645,235	1,891,811	1,987,113
Less: portion attributable to Chirano non-controlling interest	(5,391)	(6,576)	(17,575)	(18,924)
Attributable gold equivalent ounces sold	618,463	638,659	1,874,236	1,968,189
Consolidated production cost of sales per equivalent ounce sold	$777	$663	$732	$676
Attributable production cost of sales per equivalent ounce sold	$777	$662	$731	$674

p. 14 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.8)	(13.3)	(15.7)
Less: attributable silver revenues	(15.7)	(21.8)	(51.2)	(67.0)
Attributable production cost of sales net of silver by-product revenue	$464.8	$400.9	$1,319.6	$1,260.2

Gold ounces sold	610,630	628,280	1,851,687	1,933,711
Less: portion attributable to Chirano non-controlling interest	(5,386)	(6,560)	(17,548)	(18,884)
Attributable gold ounces sold	605,244	621,720	1,834,139	1,914,827
Attributable production cost of sales per ounce sold on a by-product basis	$768	$645	$719	$658

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest(1)	(4.1)	(4.8)	(13.3)	(15.7)
Less: attributable(2) silver revenues(3)	(15.7)	(21.8)	(51.2)	(67.0)
Attributable(2) production cost of sales net of silver by-product revenue	$464.8	$400.9	$1,319.6	$1,260.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	34.2	31.6	100.2	98.8
Other operating expense - sustaining(5)	10.0	15.6	26.4	35.7
Reclamation and remediation - sustaining(6)	11.8	23.7	40.6	65.9
Exploration and business development - sustaining(7)	15.0	13.6	40.9	38.5
Additions to property, plant and equipment - sustaining(8)	97.1	91.2	232.8	270.3
All-in Sustaining Cost on a by-product basis - attributable(2)	$632.9	$576.6	$1,760.5	$1,769.4
Other operating expense - non-sustaining(5)	11.8	24.7	33.4	44.2
Reclamation and remediation - non-sustaining(6)	2.9	1.5	5.6	4.6
Exploration - non-sustaining(7)	17.3	12.3	35.5	33.0
Additions to property, plant and equipment - non-sustaining(8)	158.2	102.7	495.0	288.4
All-in Cost on a by-product basis - attributable(2)	$823.1	$717.8	$2,330.0	$2,139.6
Gold ounces sold	610,630	628,280	1,851,687	1,933,711
Less: portion attributable to Chirano non-controlling interest(9)	(5,386)	(6,560)	(17,548)	(18,884)
Attributable(2) gold ounces sold	605,244	621,720	1,834,139	1,914,827
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,046	$927	$960	$924
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,360	$1,155	$1,270	$1,117

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Production cost of sales - as reported	$484.6	$427.5	$1,384.1	$1,342.9
Less: portion attributable to Chirano non-controlling interest(1)	(4.1)	(4.8)	(13.3)	(15.7)
Attributable(2) production cost of sales	$480.5	$422.7	$1,370.8	$1,327.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	34.2	31.6	100.2	98.8
Other operating expense - sustaining(5)	10.0	15.6	26.4	35.7
Reclamation and remediation - sustaining(6)	11.8	23.7	40.6	65.9
Exploration and business development - sustaining(7)	15.0	13.6	40.9	38.5
Additions to property, plant and equipment - sustaining(8)	97.1	91.2	232.8	270.3
All-in Sustaining Cost - attributable(2)	$648.6	$598.4	$1,811.7	$1,836.4
Other operating expense - non-sustaining(5)	11.8	24.7	33.4	44.2
Reclamation and remediation - non-sustaining(6)	2.9	1.5	5.6	4.6
Exploration - non-sustaining(7)	17.3	12.3	35.5	33.0
Additions to property, plant and equipment - non-sustaining(8)	158.2	102.7	495.0	288.4
All-in Cost - attributable(2)	$838.8	$739.6	$2,381.2	$2,206.6
Gold equivalent ounces sold	623,854	645,235	1,891,811	1,987,113
Less: portion attributable to Chirano non-controlling interest(9)	(5,391)	(6,576)	(17,575)	(18,924)
Attributable(2) gold equivalent ounces sold	618,463	638,659	1,874,236	1,968,189
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,049	$937	$967	$933
Attributable(2) all-in cost per equivalent ounce sold	$1,356	$1,158	$1,270	$1,121

p. 16 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the consolidated statement of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2018, primarily relate to projects at Tasiast, Round Mountain, and Bald Mountain.
(9)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(10)	“Average realized gold price” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 17 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2018 third-quarter highlights”, “CEO Commentary”, “Operating results”, “Organic development projects and opportunities”, “Balance sheet and financial flexibility”, “Outlook” and “Board Chair update” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “on schedule”, “outlook”, “plan”, “potential”, “progress”, “project”, “projection”, “promising”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase One and Phase Two expansions or any such alternate expansion that the Company decides to pursue and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; commissioning and operation of the SAG mill at Tasiast; exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labor laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and the potential implementation of a new tax code, in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu), and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations; and (15) that Kinross will integrate the Brazilian power plants, and that they will operate, in a manner consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full-year 2017 and third-quarter 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2018 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 19 Kinross reports 2018 third-quarter results	www.kinross.com